THIRD AMENDMENT

TO THE

EXPENSE LIMITATION AGREEMENT

This amendment is effective as of March 5, 2020 by and between River Canyon Fund Management, LLC (the “Investment Adviser”) and Advisers Investment Trust (the “Trust”) on behalf of the funds advised by the Investment Adviser.

WHEREAS, the parties entered into an Expense Limitation Agreement effective December 9, 2014 (the “Agreement”) with regard to fee reductions and expense reimbursements for the benefit of the funds advised by the Investment Adviser;

WHEREAS, the Agreement was amended March 31, 2017 to reflect the conversion of the Trust from an Ohio business trust to a Delaware statutory trust;

WHEREAS, the Agreement was amended November 1, 2017 to reflect the execution of an Amended and Restated Investment Advisory Agreement effective November 1, 2017 reflecting a revised investment advisory fee; and

WHEREAS, the parties to desire to amend the Agreement in the manner herein set forth.

NOW THEREFORE, pursuant to Section 5 of the Agreement, the parties hereby amend the Agreement in the following form:

1.	Paragraph three of the agreement is deleted in its entirety and replaced with the following:

Deferred Fees are subject to repayment by a Fund within the three years following the date on which the expense occurred if the Fund is able to make the repayment without exceeding its current Maximum Operating Expense Limit or the Maximum Operating Expense Limit at the time of the initial waiver and/or reimbursement. In no event will a Fund be obligated to pay any fees waived or deferred with respect to any other Fund of the Trust.

Advisers Investment Trust		River Canyon Fund Management, LLC

/s/ Barbara J. Nelligan		/s/ John P. Plaga
Name:	Barbara J. Nelligan	Name:	John P. Plaga
Title:	President	Title:	Authorized Signatory